EXHIBIT 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS

(in US dollars)

This is Management’s discussion and analysis (“MD&A”) comments on the Corporation’s operations, performance and financial condition as of and for the three and six months ended June 30, 2023 and 2022. This MD&A should be read together with the unaudited condensed interim Consolidated Financial Statements and the related notes. This MD&A is dated August 14, 2023. All amounts in this report are in U.S. dollars unless otherwise noted.

Except as otherwise indicated, all financial information contained in this MD&A and in the unaudited condensed interim Consolidated Financial Statements has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The unaudited condensed interim Consolidated Financial Statements and this MD&A were reviewed by the Corporation’s Audit Committee and were approved by our Board of Directors.

Additional information about the Corporation can be obtained on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

Overview

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company focused on developing its drug candidate, NX-1207, for treating BPH and low-grade localized prostate cancer. Since 1989, the Corporation’s activities and resources have been directed primarily at developing certain pharmaceutical technologies. Since 2002, Nymox has been developing its novel proprietary drug candidate, NX-1207, to treat benign prostatic hyperplasia (“BPH”). NX-1207 showed positive results for treating BPH in Phase 1 and 2 clinical trials in the U.S. and in follow-up studies of available subjects from the completed clinical trials. In 2009, Nymox started two pivotal double-blind placebo-controlled Phase 3 trials for NX-1207, NX02-0017, and NX02-0018, conducted at investigational sites across the U.S. with a total enrollment of approximately 1,000 patients. Nymox also initiated subsequent open-label U.S. re-injection Phase 3 safety studies, NX02-0020 and NX02-0022. The NX02-0017 study completed patient enrollment and participation in December 2013, and the NX02-0018 study in May 2014. Top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo.

The Corporation is in the process of further data analysis and assessments of the two studies and expects to continue its efforts to work on the development program. Nymox is also developing NX-1207 for the treatment of low-grade localized prostate cancer. A Phase 2 study of NX-1207 for low-grade localized prostate cancer was started in 2012, with positive results reported in 2014. The Corporation is in the process of working towards definitive studies for this indication. The Corporation also has an extensive patent portfolio covering its marketed products, its investigational drug, and other therapeutic and diagnostic indications. Nymox developed the AlzheimAlert™ test, certified with a CE Mark in Europe. Nymox developed and markets NicAlert™ and TobacAlert™, which are tests that use urine or saliva to detect the use of and exposure to tobacco products. NicAlert™ has received clearance from the FDA and is certified with a CE Markin Europe. TobacAlert™ is the first test of its kind to measure second and third-hand smoke exposure in individuals accurately.

To achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional debt or capital in the near term and/or achieve sales and other revenue-generating activities. Management has taken steps to reduce expenditures from now on in the short term through staff reductions, deferral of management salaries, and operational changes.

1

The top-line failure of the two Phase 3 studies of NX-1207 for BPH materially affects the Corporation’s current ability to fund its operations, meet its cash flow requirements, realize its assets, and discharge its obligations. Management believes that current cash balances as of June 30, 2023, and planned financing will be sufficient to meet the Company’s cash needs for the next 12 months.

We have incurred operating losses throughout our history. Management believes that such operating losses will continue for at least the next few years due to expenditures relating to research and development of our potential therapeutic products.

On July 27, 2015, Nymox announced initial clinical results from its ongoing analysis and assessment of its Phase 3 development program in BPH. The Company announced that the U.S. long-term extension prospective, double-blind Phase 3 BPH studies NX02-0017 and NX02-0018 of fexapotide triflutate (NX-1207) for BPH had successfully met the pre-specified primary endpoint of long-term symptomatic statistically significant benefit superior to placebo. Fexapotide showed an excellent safety profile with no evidence of drug-related short-term or long-term toxicity nor any significant related molecular side effects in the two studies. As a result of the clinical benefits observed in the long-term extension trial, the Company announced that it intends to meet with regulatory authorities in various jurisdictions around the world and in due course, explore the possibility to proceed to file for approval where possible.

On August 2, 2018, the Corporation opened its new office in Irvine, California. The Corporation has maintained all Quality Assurance activities from this office.

Forward-Looking Statements

Certain statements included in this MD&A may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to significant risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information concerning our objectives and the strategies to achieve these objectives, as well as our beliefs, plans, expectations, anticipations, estimates, and intentions. Forward-looking statements generally can be identified using forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Corporation’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risk Factors” section of this MD&A, and of our Form 20-F, for a discussion of the various factors that may affect the Corporation’s future results. The results or events predicted in such forward-looking information may differ materially from actual results or events.

Differences between Bahamas and NASDAQ Corporate Governance Practices

Nymox Pharmaceutical Corporation is subject to corporate governance requirements imposed by NASDAQ because Nymox Pharmaceutical’s Shares are listed on the Nasdaq Capital Market.

Nymox Pharmaceutical Corporation is incorporated in the Bahamas. Under NASDAQ Marketplace Rule 5615(a)(3), NASDAQ-listed non-US companies may generally follow their home country corporate governance practices instead of specific NASDAQ corporate governance requirements. A NASDAQ listed non- U.S. company must provide a general summary of the significant differences between its home country's corporate governance practices and NASDAQ corporate governance requirements to its shareholders, either in the company’s annual report filed on Form 20-F or on the company’s website. Nymox is committed to a high standard of corporate governance. As such, Nymox must comply with most of the NASDAQ corporate governance practices, with the following exceptions. Under NASDAQ Marketplace Rule 5635(c), shareholders must be allowed to vote on any material amendment to the terms of a company’s equity compensation plan (i.e., an amendment to the plan to include repricing provisions). There is no requirement under Bahamas law that an equity compensation plan, or any material amendment, be subject to shareholder approval. Nymox will continue to follow the Bahamas practice and require any material amendment to the terms of its plan to be subject only to approval by its board of directors.

2

Also under NASDAQ Marketplace Rule 5635(d), shareholders must be given the opportunity to vote prior to the issuance of securities in connection with a transaction other than a public offering involving: (1) the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable for common stock) at a price less than the greater of the book or market value which together with sales by officers, directors or substantial shareholders of the Company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance; or (2) the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of the book or market value of the stock. There is no requirement under Bahamas law that stock issuances pursuant to private placements be subject to shareholder approval. Nymox will continue to follow the Bahamas practice and require private placement transactions to be subject only to approval by its board of directors.

Results of Operations

Six Months Ended June 30	2023	2022
Total revenues	$-	$-
Net loss	$(2,496,954)	$(3,745,791)
Loss per share (basic & diluted)	$(0.03)	$(0.04)

Results of Operations - the three and six months ended June 30, 2023, compared to the three and six months ended June 30, 2022

Net loss was $1,110,171, or $0.01 per share, for the quarter, and net loss was $2,496,954, or $0.03 per share, for the six months ended June 30, 2023, compared to net income of $1,340,567, or $0.01 per share, for the quarter, and net loss of $3,745,791, or $0.04 per share, for the six months ended June 30, 2022. The $1,248,837 decrease in net losses for the six months ended June 30, 2023, compared to the same period in 2022, is due to a decrease of $3,830,551 in R&D expense, a decrease of $532,981 in G&A expense offset with a decrease of $3,117,218 in other income related to NDA application fee refund. The $2,450,738 increase in net losses for the quarter that ended June 30, 2023, compared to the same period in 2022, is mainly due to a decrease of $216,205 in R&D expense, a decrease of $ 457,527 in G&A expense offset with a decrease of $3,117,218 in other income related to NDA application fee refund.  The basic and diluted weighted average number of common shares outstanding for the three months ended June 30, 2023, were 91,265,140 and 91,245,140, respectively, compared to the basic and diluted weighted average number of common shares of 90,419,933 and 105,439,009, respectively for the three months ended June 30, 2022. The basic and diluted weighted average number of common shares outstanding for the six months ended June 30, 2023, were 91,265,140 and 91,245,140, respectively, compared to the basic and diluted weighted average number of common shares of 88,235,439 and 88,235,439 respectively, for the six months ended June 30, 2022.

Revenues

Revenues from sales of goods were nil for the quarter and nil for the six months ended June 30, 2023 and 2022, respectively.

Research and Development

Research and development expenditures were $593,730 for the quarter, and $1,313,473 for the six months ended June 30, 2023, compared with $809,935 for the quarter and $5,144,024 for the six months ended June 30, 2022. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials and costs related to its R&D pipeline. Research and development expenditures also include stock compensation charges of $32,369 for the quarter and $64,738 in the six months ended June 30, 2023, compared with $44,610 for the quarter and $108,113 for the six months ended June 30, 2022. The $3,830,551 decrease in R&D expense for the six months ended June 30, 2023, compared to the same period in 2022, is mainly due to a decrease of $3,117,218 in NDA application fee, a decrease of $371,003 in professional fees and a decrease of 43,375 in stock-based compensation. The $216,205 decrease in R&D expense for the quarter ended June 30, 2023, compared to the same period in 2022, is mainly due to a decrease of $246,837 in professional fees.

3

Marketing Expenses

Marketing expenditures were nil for the quarters and the six months ending June 30, 2023, and 2022, respectively. The Corporation expects that marketing expenditures will increase when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses were $505,080 for the quarter, and $1,169,748 for the six months ended June 30, 2023, compared with $962,607 for the quarter and $1,702,729 for the six months ended June 30, 2022. General and administrative expenditures included stock compensation charges of $0 for the quarter and $37,096 for the six months ended June 30, 2023, compared with $337,018 for the quarter and $368,151 in the comparative period in 2022. The decrease of $532,981 in general and administrative expenses for the six months is primarily attributable to a decrease of $331,055 in stock compensation charges and $283,454 in professional fees. The decrease in general and administrative expenses of $457,527 for the quarter ended June 30, 2023, is mainly attributable to a decrease of $337,018 in stock compensation charges and a decrease of $188,277 in professional fees. The Corporation expects that general and administrative expenditures (exclusive of stock compensation costs) will increase as new product development leads to expanded operations.

Finance costs

Net finance expenses were $11,361 for the quarter, and net finance expenses were $13,732 for the six months ended June 30, 2023, compared with net finance expense of $4,110 for the quarter and net finance expense of $16,256 for the six months ended June 30, 2022. The finance expense decrease of $2,523 for the six months ended June 30, 2023, is mainly attributable to an increase of $4,427 in finance charges offset by a decrease of $7,100 in operation lease interest expense.

The Corporation incurs expenses in the local currency of the countries it operates, including the United States, Canada, and the Bahamas. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2023 or 2022.

Inflation

The Corporation does not believe that inflation has had a significant impact on its results of operations.

Contractual Obligations Commitment

Nymox has no contractual obligations of significance other than its accounts payable, accrued liabilities and the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years
Operating lease and rent for office space and equipment	$55,042	$55,042	$0	$0
Insurance premium installments	$241,869	$241,869	$0	$0

Total contractual obligations other than accounts payable and accrued liabilities	$296,911	$296,911	$0	$0

Off-Balance Sheet Arrangements

The Corporation has no binding commitments for purchasing property, equipment, or intellectual property. Effective for annual reporting periods beginning on January 1, 2019, IFRS 16 introduces a new approach to lessee accounting that requires a lessee to recognize assets and liabilities for the rights and obligations created by the lease. IFRS 16 requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months and for which the underlying asset value is not of low value. The Corporation adopted IFRS 16 on January 1, 2019. The corporation has no commitments that are not reflected in the statement of financial position except for insurance premium installments.

4

Transactions with Related Parties

The Corporation had no transactions with related parties in 2023 and 2022 other than those disclosed for key management personnel in note 7 of the unaudited condensed interim Consolidated Financial Statements.

Financial Position

Liquidity and Capital Resources

As of June 30, 2023, cash and receivables, including tax credits receivable, totalled $142,000 compared with $1,413,000 on December 31, 2022.

We used cash in our operating activities in the amounts of $1,897,154 and $2,650,358 for the six months ended June 30, 2023, and 2022, respectively.

Investing activities have been insignificant, and all cash flows have been substantially provided by financing activities, specifically proceeds from the issuance of common stock.

On April 17, 2023, we signed a short-term loan agreement with a related party for $1,000,000, of which $500,000 was received on April 25, 2023, and $250,000 was received on June 5, 2023.

As of June 30, 2023, the Corporation made the principal repayment of the operating lease at $120,868.

We have incurred substantial operating losses since our inception due largely to expenditures for our research and development activities and expense charges related to the issuance of stock and stock options to our key employees. As at June 30, 2023, we had an accumulated deficit of $201,635,190, and we have negative cash flows from operations. The Corporation had a negative working capital of $2,933,193 at June 30, 2023. Our current level of annual expenditures exceeds the anticipated revenues from sales of goods. However, we are working on securing investment funds from investors and already received a commitment of fund investment from an investor.

Management has implemented steps to reduce expenditures, including deferral of management salaries and other operational changes. There is no assurance that these actions will succeed; however, management believes using the going concern assumption is appropriate.

The unaudited interim consolidated financial statements for the three months ended June 30, 2023, do not include any adjustments or disclosures that may be necessary should the Corporation not be able to continue as a going concern. Should the going concern assumption not be appropriate, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations, and such adjustments could be material.

Capital disclosures

The Corporation's objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents. The Corporation makes every attempt to manage its liquidity to minimize shareholder dilution when possible.

The capital management objectives remain the same as for the previous fiscal year. The Corporation tries to optimize its liquidity needs by non-dilutive sources, including sales, collaboration agreements, and interest income. The Corporation's general dividend policy is to retain cash to keep funds available to finance its research, development, and operating expenses.

5

The Corporation is not subject to any capital requirements imposed by external parties other than the Nasdaq Capital Market requirements related to the Listing Rules.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Corporation’s Chief Executive Officer is responsible for establishing and maintaining disclosure controls and procedures. He is assisted in this responsibility by the Corporation’s audit committee. Based on an evaluation of the Corporation’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934 and National Instrument 52-109), the Chief Executive Officer has concluded that the disclosure controls and procedures are effective as of August 11, 2023.

Changes in Internal Controls over Financial Reporting

We have made significant improvements in Internal Controls over Financial Reporting since year 2017.

Management believes that proper segregation of duties is critical to a properly designed and operating internal control environment for financial reporting. The Corporation developed a remediation plan, with oversight from the Audit Committee, to remediate the following material weaknesses in internal controls over financial reporting, first identified in 2015.

The Corporation did not employ a sufficient complement of finance and accounting personnel to ensure that there was proper segregation of duties related to certain processes, primarily impacting the expenditures/disbursements processes and information technology general controls (“ITGC”) and sufficient compensating controls did not exist in these areas. To improve the weakness in these areas, the Corporation has implemented a remediation plan.

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate this risk.

6

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Financial Statements
(Unaudited)

Financial Statements

Consolidated Statements of Operations (Unaudited)	8
Consolidated Statements of Financial Position as of June 30, 2023 and December 31, 2022 (Unaudited)	9
Consolidated Statements of Cash Flows (Unaudited)	10
Consolidated Statements of Changes in Equity (Unaudited)	11

Notes to Interim Consolidated Financial Statements(Unaudited)

1.	Business Activities and Basis Of Presentation	12
2.	Going concern considerations	12
3.	Share capital	13
4.	Earnings per share	15
5.	Operating lease and other commitments	15
6.	Short term loan	16
7.	Commitments and Contingencies	16
8.	Related party transactions	16
9.	Subsequent event	17

7

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations (Unaudited)
Three and Six-month periods ended June 30, 2023 and 2022
(In Thousands of US dollars Other Than Per Share Amounts and Thousands of Shares)

		Three months ended June 30,		Six months ended June 30,
	Note	2023	2022	2023	2022
Revenues
Sales of goods		$-	$-	$-	$-

Total revenues		-	-	-	-

Operating expenses
Research and development		594	810	1,313	5,144
General and administrative		505	963	1,170	1,703
Marketing		-	-	-	-
Cost of sales		-	-	-	-

Total expenses		1,099	1,773	2,483	6,847

Loss from operations		(1,099)	(1,773)	(2,483)	(6,847)
Other Income/Expense Other income		-	3,117	-	3,117
Operating lease and financial obligations		(1)	(3)	(3)	(10)
Interest income (cost)		(10)	(1)	(11)	(6)

Loss before income tax		$(1,110)	$1,340	$(2,497)	$(3,746)
Income tax provision (recovery)		-	-	-	-
Net loss		(1,110)	1,340	(2,497)	(3,746)
Net income(loss) per share Basic	4	$(0.01)	$0.01	$(0.03)	(0.04)
Weighted average number of common shares outstanding	4	91,265	90,420	91,265	88,235
Net income(loss) per share Diluted		$(0.01)	$0.01	$(0.03)	$(0.04)
Weighted average number of diluted shares outstanding		91,265	105,439	91,265	88,235

See accompanying notes to the unaudited consolidated financial statements.

8

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Financial Position (Unaudited)
June 30, 2023 and December 31, 2022
(In Thousands of US dollars and Thousands of Shares)

		June 30,	December 31,
	Note	2023	2022
ASSETS
Current assets
Cash at bank		$132	$1,403
Other receivables		10	10
Security deposit		28	28
Prepaid expenses and other current assets		44	16
Total current assets		214	1,457
Non-current assets
Property and equipment		8	10
Operating lease right-of-use asset, net	5	49	158
Total assets		$271	$1,625

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities		$2,343	$1,934
Short term loan	6	750	-
Operating lease liability due within one year	5	55	173
Total current liability		3,148	2,107
Long term operating lease liability	5	-	-
Total liabilities		3,148	2,107
Equity
Share capital - unlimited authorized shares at no par value 91,265 and 90,515 shares outstanding at June 30, 2023 and December 31, 2022, respectively	3	171,671	171,671
Share capital subscription receivable		-	-
Additional paid-in capital	3	27,087	26,985
Accumulated deficit		(201,635)	(199,138)
Total stockholders’ equity		(2,877)	(482)
Total liabilities and stockholders’ equity		$271	$1,625

See accompanying notes to the unaudited consolidated financial statements.

9

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows (Unaudited)
Six-month periods ended June 30, 2023 and 2022
(In Thousands of US Dollars )

		2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		$(2,497)	$(3,746)
Adjustments for:
Stock-based compensation	3(c)	102	476
Depreciation		5	6
Amortization and others		112	121
Changes in non-cash operating balances:
Accounts receivable and other receivables		-	4
Prepaid expenses and other current asset		(28)	89
Accounts payable and accrued liabilities		409	400
Net cash used in operating activities		(1,897)	(2,650)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment		(3)	-
Net cash flows used in investing activities		(3)	-
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital		-	6,007
Proceeds from short term loan		750	-
Repayment of operating lease and financing obligation		(121)	(117)
Net cash flows used in financing activities		629	5,890
Net (decrease) increase in cash and cash equivalents		(1,271)	3,240

CASH AT BANK
Beginning of the period		1,403	830
End of the period		$132	$4,070
Supplemental Disclosure
NON-CASH INVESTING AND FINANCING ACTIVITIES
Operating lease right-of-use asset and related liability		$-	$-

See accompanying notes to the unaudited consolidated financial statement.

10

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Changes in (Deficit) Equity (Unaudited)
Six-month period ended June 30, 2023 and 2022
(In Thousands of US dollars and Thousands of Shares)

Six-month period ended June 30, 2023

(In Thousands of US dollars and Thousands of Shares)

	Common Shares	Dollars	Share capital subscription	Additional paid-in capital	Accumulated Deficit	Total

Balance, December 31, 2022	90,515	$171,671	$-	$26,985	$(199,138)	$(482)

Share issuance for cash and share subscription	-	-	-	-	-	-
Warrants issued	-	-	-	-	-	-
Stock-based compensation and service fee	750	-	-	102	-	102

Net loss	-	-	-	-	(2,497)	(2,497)
Balance, June 30, 2023	91,265	171,671	$-	$27,087	$(201,635)	$(2,877)

Six-month period ended June 30, 2022

(In Thousands of US dollars and Thousands of Shares)

	Common Shares	Dollars	Share capital subscription	Additional paid-in capital	Accumulated Deficit	Total

Balance, December 31, 2021	85,546	$165,061	$(589)	$27,584	$(192,562)	$(506)

Share issuance for cash and share subscription	3,984	4,834	-	(568)	-	4,266
Warrants issued	-	-	-	1,741	-	1,741
Stock-based compensation and service fee	1,735	2,365		(1,888)	-	477

Net loss	-	-	-	-	(3,746)	(3,746)
Balance, June 30, 2022	91,265	172,260	$(589)	$26,869	$(196,308)	$2,232

See accompanying notes to the condensed unaudited interim consolidated financial statements.

11

NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Six-month periods ended June 30, 2023 and 2022
(US dollars)

1.	Business Activities and Basis Of Presentation:

Nymox Pharmaceutical Corporation is a company which re-domiciled from Canada to the Commonwealth of The Bahamas in 2015 and is incorporated under the International Business Companies Act of the Commonwealth of The Bahamas. Nymox Pharmaceutical Corporation including its whole owned subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey (together referred to as the “Corporation”), is a biopharmaceutical corporation, which specializes in the research and development of products for the aging population. The head office of the Corporation is located at Bay & Deveaux Sts., 2nd Floor, Nassau, The Bahamas. Since 2002, the Corporation has been developing its novel proprietary drug candidate, NX-1207, for the treatment of benign prostatic hyperplasia (BPH) and, since 2012, for the treatment of low-grade localized prostate cancer. The Corporation also has an extensive patent portfolio covering its marketed products, its investigational drug as well as other therapeutic and diagnostic indications.

(a)	Statement of compliance:

The consolidated condensed unaudited interim consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (“IASB”) and in accordance with IAS 34, Interim Financial Reporting. The condensed unaudited interim consolidated financial statements do not include all of the information required for full annual financial statements and accordingly should be read in conjunction with the previously issued annual financial statements of the Corporation for the fiscal year ended December 31, 2022 and notes thereto contained in the Corporation’s Annual Report on Form 20-F.

The consolidated condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on August 14, 2023.

(b)	Basis of measurement:

The condensed unaudited interim consolidated financial statements have been prepared on a going concern and on the historical cost basis. The functional currency of the Corporation is the US dollar.

(c)	Use of estimates and judgments:

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Information about critical judgments in applying accounting policies and assumption and estimation uncertainties that have the most significant effect on the amounts recognized in the consolidated financial statements is noted below:

Significant estimates include, but are not limited to, the estimation of useful lives of equipment for purposes of depreciation, useful life of lease for purpose of amortization and the valuation of common shares and stock option issued for services.

2.	Going concern considerations:

Management believes that current cash balances as of June 30, 2023 and planed fund raising will be sufficient to finance the Company’s operations for at least the next 12 months. However, if necessary, the Company intends to seek additional equity or other financing, should the Company’s liquidity need change.

Considering recent developments and the need for additional financing, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern. These financial statements do not reflect adjustments that would be necessary. If the going concern assumption is not appropriate, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations and such an adjustment could be material.

12

NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Six-month periods ended June 30, 2023 and 2022
(US dollars)

3.	Share Capital:

(a)

The holders of common shares are entitled to receive dividends as declared, which is at the discretion of the Corporation, and are entitled to one vote per share at the annual general meeting of the Corporation. The Corporation has never paid any dividends.

(b)	Stock options:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The maximum number of shares which may be optioned under the stock option plan is 15,000,000. The maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire ten years after the grant date and vest either immediately or over periods up to six years, and are equity-settled. As of June 30, 2023, 9,400,000 options could still be granted by the Corporation.

The following table provides the activity of stock option awards during the six-month period ended June 30, 2023 and for options outstanding and exercisable at the end of the six-month period ended June 30, 2023, the weighted average exercise price and the weighted average years to expiration.

		Outstanding	Weighted
		Weighted	average
		average	remaining
		exercise	contractual
	Number	Price	life (in years)
Outstanding, December 31, 2022	6,080,000	$1.76	2.92
Expired / Cancelled	(580,000)	1.33	-
Granted	100,000	0.30	-
Outstanding, June 30, 2023	5,600,000	$1.78	2.19
Options exercisable	5,595,833	$1.78	2.19

13

NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Six-month periods ended June 30, 2023 and 2022
(US dollars)

(c)	Stock-based compensation: Stock -based compensation includes stock and stock option granted to employees and contractors for their service.

	Three months		Six months
	ended June 30,		ended June 30,
Employee expenses	2023	2022	2023	2022
Stock and stock option compensation granted in:
2015	-	24,482	-	86,749
2020	32,369	32,369	64,738	64,738
2022		324,777		324,777
2023	-	-	37,096	-

Total stock-based compensation expense recognized	$32,369	$381,628	$101,834	$476,264

The stock and stock option-based compensation expense is disaggregated in the statements of operations and comprehensive loss as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022

Stock-based compensation pertaining to general and administrative	$-	$337,018	$37,096	$368,151
Stock-based compensation pertaining to research and development	32,369	44,610	64,738	108,113
Total	$32,369	$381,628	$101,834	$476,264

(d)	Warrants :

In the first quarter of 2022, the Corporation issued 3,878,789 investor warrants in connection with one private placement. Each warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $2.00 with a five year term. In addition, the Company issued Placement Agent (or its assigns) warrants to purchase up to 193,939 shares of common stock at an exercise price of $2.06 per share, The Placement Agent Warrants are immediately exercisable and will expire on the five-year anniversary of the Effective Date, The warrants were recorded as part of additional paid in capital at a total of $1,877,608.

14

NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Six-month periods ended June 30, 2023 and 2022
(US dollars)

4.	Earnings per Share:

Weighted average number of common shares outstanding:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Issued common shares at beginning of period	90,515,140	90,279,794	90,515,140	85,545,875
Effect of shares issued	750,000	140,139	750,000	2,689,564
Weighted average number of common shares outstanding - basic	91,265,140	90,419,933	91,265,140	88,235,439

Weighted average number of shares outstanding - diluted	91,265,140	105,439,009	91,265,140	88,235,439

There is no difference in diluted as compared to basic earnings per share for the period when the company has a net loss as the impact would be antidilutive .

5.	Operating lease and other commitments

The following table provides the changes in the Corporation’s operating lease right-of-use assets for the six months ended June 30, 2023 and year end of  December 31, 2022 respectively:

(amounts in dollars)	Total
Balances as of January 1, 2023	$158,384
Renewed office lease	-
Accumulated amortization	(109,438)
Balances as of June 30, 2023	$48,946

(amounts in dollars)	Total
Balances as of January 1, 2022	$383,969
Adjustment office lease	(4,040)
Accumulated amortization	(221,545)
Balances as of December 31, 2022	$158,384

15

NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Six-month periods ended June 30, 2023 and 2022
(US dollars)

The following table provides the changes in the Corporation’s operating lease liability for the six months ended June 30, 2023 and year end of 2022 respectively:

(amounts in dollars)	Total

Balances as of January 1, 2023	$172,942
Renewed office lease	-
Repayments of lease liability	(120,868)
Other	2,557
Balances as of June 30, 2023	$54,631
Lease liability due within one year	$54,631
Lease liability long term	$-

(amounts in dollars)	Total

Balances as of January 1, 2022	$391,459
Adjustment office lease	(4,040)
Repayments of lease liability	(229,503)
Other	15,026
Balances as of December 31, 2022	$172,942
Lease liability due within one year	$172,942
Lease liability long term	$-

We used an incremental borrowing rate as a discount rate for our operating leases. The discount rate ranges from 4.75% to 5.00% and the average remaining years for our lease are 0.21 years as of June 30, 2023.

The total future commitment payment amount for above lease is $55,042 comparing an outstanding lease liability of $54,631 as of June 30, 2023. The difference is due to interest expense.

The total future commitment payment amount for above lease is $175,910 comparing an outstanding lease liability of $172,942 as of December 31, 2022. The difference is due to interest expense.

6.	Short term loan

On April 17, 2023, the company signed a short-term loan agreement with the company’s director, James G, Robinson. The principal amount of the loan is $1,000,000. The loan amount shall be delivered in two or more payment. The loan bear interest, compound annually, at 10%. The principal amount of the loan and any accrued but unpaid interest shall be due and payable in full due on or before April 16, 2024.

The company received the first loan payment of $500,000 on April 25, 2023, and received $250,000 on June 5, 2023. As a result, the company has a outstanding short term loan balance of $750,000 as of June 30,2023.  A total of $10,989 interest expense has been accrued for the loan by the end of June 30,2023

7.	Commitments and Contingencies

The Company is subject to periodic legal or administrative proceedings in the ordinary course of business. The Company does not have any pending legal or administrative proceeding to which the Company is a party that will have a material effect on its business or financial condition other than the matters discussed below.

Currently the Canadian Revenue Authorities (“CRA”) is asserting that the Company owes additional taxes for the domicile move from Canada to the Bahamas. The Company disputes this allegation and is currently contesting the matter with the CRA. No resolution has been reached as of today’s date; however the Company is confident that its position will prevail.

In addition, the corporation has a future insurance premium payment of $241,869 as of June 30, 2023.

8.	Related Party Transactions:

The transactions we have with related parties include compensation arrangements for current compensation, share based compensation, compensation under options, share purchase as investor and short term loan from the company director.

Executive officers and directors participate in the Corporation’s stock option plan. Certain Executive officers are covered under the Corporation’s health plan.

16

NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Six-month periods ended June 30, 2023 and 2022
(US dollars)

Key management personnel compensation is comprised of:

	Three months		Six months
	ended June 30,		ended June 30,
	2023	2022	2023	2022

Salaries and bonus	20,000	60,000	120,000	360,000
Short-term employee benefits	495	598	987	1,181
Stock-based compensation	-	349,259	-	411,526

	$20,495	$409,857	$120,987	772,707

Total honorariums to the independent directors of the Corporation for participating in Board and Committee meetings were nil for the period ended June 30, 2023 and 2022, respectively.

The former Chief Financial Officer received salary compensation as an individual in the amount of $62,500 for the period ended June 30, 2023. We also made payments based on contract for services rendered to a corporation controlled by him. Amounts paid under this arrangement were $46,066 for the period ended June 30, 2023

The former Corporate Legal Counsel receives no salary compensation as an individual and receives no deferred or incentive compensation. We made payments based on contract for services rendered to a corporation controlled by him.  Amounts paid under this arrangement were $141,717 for the period ended June 30, 2023 and $242,500 for the period ended June 30, 2022, respectively.

On April 17, 2023, we signed a short-term loan agreement with the company’s director, James G, Robinson. The principal amount of the loan is $1,000,000 of which $500,000 was received on April 25, 2023, $250,000 was received on June 5, 2023. The loan bear interest, compound annually, at 10%. Total of $10,989 interest expense has been accrued for the loan by the end of June 30,2023.

8.	Subsequent events:

The Corporation has evaluated subsequent events through August 14, 2023, the date the financial statements were authorized for issuance by the Audit Committee of the Board of Directors.  The Corporation has determined there are no subsequent events except the following.

On July 3, the company received $250,000 as the remaining portion of $1 million short-term loan from the company ‘s director, James G, Robinson.

On August 2,2023, the company announced a private placement of US $2.0 million for 2 million shares at the price of $1.00 per share with 500,000 warrants priced at $2.00. The investment comes from James Robinson, a long-term shareholder of Nymox and a distinguished member of the Board of Directors of the Company. The funds will be used for general corporate purposes. The investment will close in the upcoming days after the customary formalities are completed.

17